Exhibit 99.1

VIA optronics AG Reports Preliminary Unaudited Third Quarter 2021 Financial Results

Nuremberg, Germany and New York, NY: November 9, 2021 - VIA optronics AG (NYSE: VIAO) (“VIA” or “the Company”), a leading supplier of enhanced display solutions, today announced certain preliminary unaudited financial results for the third quarter ended September 30, 2021.

VIA anticipates third quarter 2021 total revenue will be approximately €49 million, an increase of about 12%, compared to €43.6 million in the third quarter of 2020, and at the high end of the Company’s previously issued guidance of €45 million to €50 million. VIA anticipates third quarter 2021 total EBITDA will be positive.

“We are pleased with our strong revenue performance in 2021 and very proud to show continuous growth despite challenging market conditions due to global component shortages,” said Jürgen Eichner, CEO & Founder of VIA. “Our results were driven by diligently following our long-term strategy, securing the supply base and quick integration of the new team members and acquisition.”

Presentation at the Berenberg US CEO Conference 2021 Today, November 9, 2021

Jürgen Eichner, Chief Executive Officer and Founder, and Dr. Markus Peters, Chief Financial Officer, will virtually present via a fireside chat format at the Berenberg US CEO Conference 2021 today, Tuesday, November 9, 2021 at 8:00 p.m. Central European Time / 2:00 p.m. Eastern Time. A live webcast, as well as a replay, of the presentation will be available on the company’s investor relations website at https://investors.via-optronics.com.

Conference Call To Review Third Quarter 2021 Financial Results on November 17, 2021

VIA plans to release its complete financial results for the third quarter 2021 before the opening of the US financial markets on Wednesday, November 17, 2021. VIA will host a conference call to discuss its results and will provide a corporate update at 2:30 p.m. Central European Time / 8:30 a.m. Eastern Time the same day. The dial-in numbers for the call are +1 760-294-1674 (USA), +44 203-059-8128 (UK), or +49 695-660-3600 (Germany). Please ask to be connected to the VIA optronics AG call.

For information regarding the non-IFRS financial measures discussed in this release, please see "Non-IFRS Financial Measures”.

The foregoing preliminary financial information for the quarter is inherently uncertain and is subject to completion of VIA’s quarter-end close procedures and further financial review and represents VIA’s current expectations as to what it will report for such quarter. Actual results may differ as a result of the completion of the Company’s quarter-end closing procedures, review of adjustments and other developments that may arise between now and the time such financial information for the period is finalized. As a result, these estimates are preliminary and may change. Neither VIA’s independent registered accounting firm nor any other independent registered accounting firm has audited, reviewed or complied, examined or performed any procedures with respect to the preliminary results, nor have they expressed any opinion or any other form of assurance on the preliminary financial information.

Non-IFRS Financial Measures

Our management and supervisory boards utilize both IFRS and non-IFRS measures in a number of ways, including to facilitate the determination of our allocation of resources, to measure our performance against budgeted and forecasted financial plans and to establish and measure a portion of management's compensation.

The non-IFRS measures used by our management and supervisory boards include:

•

EBITDA, which we define as net profit (loss) calculated in accordance with IFRS before financial result, taxes, depreciation and amortization; for purposes of our EBITDA calculation, we define "financial result" to include financial result as calculated in accordance with IFRS and foreign exchange gains (losses) on intercompany indebtedness.

Our management and supervisory boards believe these non-IFRS measures are helpful tools in understanding certain aspects of our financial performance and are important supplemental measures of operating performance because they eliminate items that may have less bearing on our operating performance and highlight trends that may not otherwise be apparent when relying solely on IFRS financial measures. We also believe that these non-IFRS measures are useful to investors and other users of our financial statements in evaluating our performance because these measures are the same measures used by our management and supervisory boards for these purposes.1

We have not provided a reconciliation of our non-IFRS financial measures to their most directly comparable IFRS measures in this press release because we have not yet finalized the specific items required to reconcile our non-IFRS financial measures to their most directly comparable IFRS financial measures. Accordingly, a reconciliation of the non-IFRS financial measures to the corresponding IFRS measures is not available without unreasonable effort. A reconciliation of our non-IFRS financial measures will be presented in our reporting of the third quarter scheduled for November 17, 2021.

About VIA:

VIA is a leading provider of enhanced display solutions for multiple end-markets in which superior functionality or durability is a critical differentiating factor. Its customizable technology is well-suited for high-end markets with unique specifications as well as demanding environments that pose technical and optical challenges for displays, such as bright ambient light, vibration and shock, extreme temperatures and condensation. VIA’s interactive display systems combine system design, interactive displays, software functionality, cameras and other hardware components. VIA’s intellectual property portfolio, process know-how, and optical bonding and metal mesh touch sensor and camera module technologies provide enhanced display solutions that are built to meet the specific needs of its customers.

Further information on the Company can be found in its Annual Report on Form 20-F for the year ended December 31, 2020 (the “Annual Report”), which the Company has filed with the U.S. Securities and Exchange Commission. You can access a PDF version of the Annual Report at VIA’s Investor Relations website, https://investors.via-optronics.com/investors/financial-and-filings/annual-reports/default.aspx. A hard copy of the audited consolidated financial statements can also be requested free of charge by contacting the investor relations team via the information provided below.

Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements.” These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words, without limitation, “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these or similar identifying words. Forward-looking statements are based largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements involve known and unknown risks, uncertainties, changes in circumstances that are difficult to predict and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statement, including, without limitation, the risks described under Item 3. “Key Information—D. Risk Factors,” in our Annual Report on Form 20-F as filed with the US Securities and Exchange Commission. Moreover, new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements. Any forward-looking statements contained in this press release are based on the current expectations of VIA’s management team and speak only as of the date hereof, and VIA specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Investor Relations:

The Blueshirt Group

Monica Gould

Monica@blueshirtgroup.com

212-871-3927

Lindsay Savarese

Lindsay@blueshirtgroup.com

212-331-8417

Media Contact:

Alexandra Müller-Plötz

AMueller-Ploetz@via-optronics.com

+49-911-597 575-302